March 10, 2011
Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Allegheny Technologies Incorporated
Amendment No. 2 to the Registration Statement on Form S-4
Filed February 22, 2011
File No. 333-171426

Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 001-12001
Dear Ms. Long:
     We are providing this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated March 4, 2011 regarding Amendment No. 2 to the Registration Statement on Form S-4 filed by Allegheny Technologies Incorporated (“ATI”) on February 22, 2011 (File No. 333-171426) (the “Form S-4”). Set forth below are the Staff’s comments and our responses. We also call to the Staff’s attention that ATI has filed Amendment No. 3 to the Form S-4 on the date of this letter.
     Pursuant to Rule 418 of the Securities Act of 1933, as amended (the “Securities Act”), the Company requests that, upon completion of this review, the Staff return to us all supplemental materials provided in connection with this review.
Amendment No. 2 to the Registration Statement on Form S-4
Interest of Ladish’s Directors and Officers in the Merger, page 3
COMMENT NO. 1:
Please quantify the potential unissued shares eligible for issuance under the Ladish Co., Inc. 2010 Restricted Stock Unit Plan.

Ms. Pamela A. Long
Securities and Exchange Commission
March 10, 2011

RESPONSE:
     We have revised our disclosures on pages 3 and 52 of Amendment No. 3 to the Form S-4 to quantify the potential number of additional restricted stock units issued under the Ladish Co, Inc. 2010 Restricted Stock Unit Plan that may be received by executive officers and directors of Ladish Co, Inc. (“Ladish”).
Where You Can Find More Information, page 97
COMMENT NO. 2:
Please revise this section to incorporate by reference the Form 8-K and Form 10-K each filed by Allegheny on February 28, 2011 and the Form 8-K filed by Ladish on February 10, 2011. See Question 123.05 of the Compliance and Disclosure Interpretations for Securities Act Forms.
RESPONSE:
     We have revised this section in Amendment No. 3 to the Form S-4 to incorporate by reference the applicable filings made by us or Ladish since the filing of Amendment No. 2 to the Form S-4, including the Current Report on Form 8-K and the Annual Report on Form 10-K (the “ATI Form 10-K”) filed by ATI on February 28, 2011. We note to the Staff that the Current Report on Form 8-K filed by Ladish on February 10, 2011 (the “Ladish Form 8-K”) solely included disclosure under Item 2.02 and an exhibit relating to Item 2.02 which was furnished by Ladish under Item 9.01. Under General Instruction B.2. of Form 8-K, none of the information contained in the Ladish Form 8-K is deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section because Ladish has not specifically stated that the information is to be considered “filed” under the Exchange Act or incorporated by reference into a filing under the Securities Act or the Exchange Act. In order to treat the Ladish Form 8-K in a manner consistent with the Current Reports on Form 8-K filed by ATI on January 26, 2011, which were not subject to the Staff’s Comment but similarly contained disclosures solely under Item 2.02 and respective exhibits relating to Item 2.02, we have not included a reference to the Ladish Form 8-K in this section.
COMMENT NO. 3:
We note that Allegheny’s Form 10-K for the fiscal year ending December 31, 2010 was filed on February 28, 2011, and that the Form 10-K incorporates by reference the Part III information from the definitive proxy statement, which Allegheny has not yet filed. In order to have a complete Section 10(a) prospectus, you must either file the definitive proxy statement before the Form S-4 is declared effective or include the Part III information in an amended Form 10-K. We further note that, based on conversations with counsel, Ladish intends to file its Form10-K in approximately two weeks. Please note, the Part III information for Ladish must also be on file

Ms. Pamela A. Long
Securities and Exchange Commission
March 10, 2011

before the Form S-4 can be declared effective. See generally Question 123.01 of the Compliance and Disclosure Interpretations for Securities Act Forms.
RESPONSE:
     We acknowledge the Staff’s comment. We filed ATI’s definitive proxy statement containing the Part III information that is incorporated by reference into the ATI Form 10-K on March 9, 2011. Ladish filed its Annual Report on Form 10-K for its fiscal year ended December 31, 2010, including the Part III information, on March 9, 2011.
Exhibit 99.2
COMMENT NO. 4:
We note that Baird continues to state that its consent applies only to the current proxy statement included in the registration statement, and not to any amendments or supplements thereto. Please be advised that in order for the Form S-4 to be declared effective, Baird will have to file an updated consent or remove such qualifying language.
RESPONSE:
     We continue to acknowledge this comment of the Staff. We have filed an updated consent of Robert W. Baird & Co, Incorporated (“Baird”) with Amendment No. 3 to the Form S-4 and similarly will file an updated consent of Baird with any subsequent amendment to the Form S-4.
Form 10-K for the Fiscal Year Ended December 31, 2010
Legal Proceedings, page 14
COMMENT NO. 5:
We note your statement that while you believe that the disposition of any pending legal matter is not likely to have a material adverse effect on your financial condition or liquidity, the resolution in any reporting period of one or more of the legal matters could have a material adverse effect on your results of operations for that period. For any pending legal matter that you believe could have a material adverse effect on your results of operations, please provide the disclosure required by Item 103 of Regulation S-K and ASC 450-20-50. Please supplementally provide us with draft disclosure showing how you will present this information in future filings.
RESPONSE:
     We acknowledge the Staff’s comment and advise the Staff that there are no pending legal matters that we believe could have a material adverse effect on our results of operations.

Ms. Pamela A. Long
Securities and Exchange Commission
March 10, 2011

COMMENT NO. 6:
We note your disclosure regarding the lawsuit filed by the EPA and the California Department of Toxic Substance Control filed in the United States District Court for the Central District of California on January 13, 2011. With a view toward future filings, please supplementally advise us as to whether you reasonably believe that such proceeding will result in no monetary sanctions or monetary sanctions of less than $100,000. To the extent you reasonably believe that monetary sanctions may be more than $100,000, please provide the information required by Item 103 of Regulation S-K, including relief sought. See Instruction 5.C. to Item 103 of Regulation S-K.
RESPONSE:
     We advise the Staff that we do not reasonably believe that the referenced proceeding will result in monetary sanctions because it is a cost recovery action without civil penalties being sought. We, however, refer the Staff to the first paragraph under Item 3, Legal Proceedings, in the ATI Form 10-K, in which, in accordance with Item 103 of Regulation S-K, we included the name of the court or agency in which the proceeding is pending (the United States District Court for the Central District of California), the date instituted (January 13, 2011), the principal parties thereto (the United States Environmental Protection Agency, the California Department of Toxic Substance Control, a subsidiary of ATI and the remaining potentially responsible parties), a description of the factual basis alleged to underlie the proceeding (a description of the background involving the 2003 Unilateral Administrative Order issued to ATI and the other potentially responsible parties for the South El Monte Operable Unit of the San Gabriel Valley (California) Superfund Site) and the relief sought (recovery of past costs and future response costs under CERCLA).
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
Results of Operations, page 21
COMMENT NO. 7:
We note that there was a sizable increase in the percent of total revenue contributed by your Flat-Rolled Products segment from 2009 to 2010, while there was a corresponding decrease in the percent of total revenue contributed by your High Performance Metal segment, despite the fact that revenue increased in both segments. In future filings, please provide disclosure identifying the underlying reasons for such changes in the contribution of your segments to total revenue.

Ms. Pamela A. Long
Securities and Exchange Commission
March 10, 2011

RESPONSE:
     We acknowledge the Staff’s comment and will revise our disclosures in future filings in accordance with the Staff’s comment.
COMMENT NO. 8:
In future filings, please revise your analysis to quantify the specific factors that contributed to the fluctuations in your line items from period-to-period, and also provide the reasons underlying such fluctuations where the reasons are material and determinable. For example, your discussion of the High Performance Metals segment on page 21 cites increased demand from the commercial aerospace jet engine market and medical market, as well as decreased demand from the chemical processing market and nuclear energy market, as all contributing to the change in sales from 2009 to 2010. However, you do not quantify the amount contributed by each of these markets to the change in sales, and do not discuss the reasons underlying such changes with the exception of the aerospace market. Further, you state that volumes increased for certain of your products, while selling prices decreased, but do not provide analysis regarding the reasons underlying the changes in volume and price, including how such changes contributed to the year-over-year increase in sales. For example, without further disclosure, it is unclear why there was a more competitive pricing environment in 2010, and how this specifically affected base selling prices. Please supplementally provide us with draft disclosure for your year-over-year segment discussion showing how you will present this information in future filings. See Item 303 of Regulation S-K and SEC Release No. 33-8350.
RESPONSE:
     We acknowledge the Staff’s comment and will revise our disclosures in future filings in accordance with the Staff’s comment. As requested by the Staff, we supplementally are providing draft disclosure to demonstrate how we will expand our discussion in future filings. We call to the Staff’s attention that we are enhancing our discussion to the extent that the reasons for fluctuations are material and determinable. In certain of our end markets, such as commercial aerospace, the end customers for our products generally have significant order backlogs and longer order fulfillment cycles, affording us greater clarity into the factors in the supply chain that are impacting changes in demand, which in turn impacts our pricing. However, customers purchasing our stainless steel commodity products generally are service centers which, in turn, distribute products to end users in various markets. As a result, we do not generally have reliable insight into factors influencing demand for those products by particular categories of end users. In addition, in many of our end markets, such as chemical processing, which typically is driven primarily by large project business, and medical, which generally has significantly shorter order fulfillment cycles, the underlying rationale for fluctuations often is driven by a number of factors, such as general macroeconomic conditions and specific customer and competitive factors that are prevalent at a given time. While market demand has an influence on selling prices for most of our products, we compete with a number of global competitors which frequently establish product selling prices based upon factors known only to them. In instances such as these, the relative significance of any single factor or combination of factors that drive demand for our

Ms. Pamela A. Long
Securities and Exchange Commission
March 10, 2011

products or impact pricing environments, or the underlying reasons for actions taken by our competitors in particular markets, may not be determinable based on information available to us.
Certifications
COMMENT NO. 9:
We note that in paragraph three you refer to “annual report” rather than “report” and that you have deleted the “(s)” from “certifying officer(s)” in paragraphs four and five. In future filings, please file the certifications in exactly the form set forth in Item 601(b)(31) of Regulation S-K.
RESPONSE:
     We acknowledge the Staff’s comment and will file the certifications in future filings in exactly the form set forth in Item 601(b)(31) of Regulation S-K.
* * *
     ATI acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Pamela A. Long
Securities and Exchange Commission
March 10, 2011

     Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form S-4, please contact me at 412-394-2836 at your earliest convenience.

Sincerely, ALLEGHENY TECHNOLOGIES INCORPORATED
By:	/s/ Jon D. Walton
Jon D. Walton
Executive Vice President, Human Resources, Chief Legal and Compliance Officer and Corporate Secretary